
August 4, 2022

Jerel Banks, M.D., Ph.D.
Chief Executive Officer
Benitec Biopharma Inc.
3940 Trust Way
Hayward, California 94545

> **Re: Benitec Biopharma Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2022**
> **File No. 333-266417**

Dear Dr. Banks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Rambo, Esq.